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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                               GENSYM CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    37245R107
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                                 (CUSIP Number)

                           Alexander S. Glovsky, Esq.
                          Nutter, McClennen & Fish, LLP
                             World Trade Center West
                              155 Seaport Boulevard
                              Boston, MA 02210-2604
                                  617-439-2000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                October 21, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No.  37245R107                                              Page  2  of  5
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Robert B. Ashton
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [ ]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  PF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
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                              7.      SOLE VOTING POWER

                                      779,400
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           -0-
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             779,400
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      -0-
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  779,400
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.1%
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14.               TYPE OF REPORTING PERSON

                  IN
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

CUSIP No. 37245R107                SCHEDULE 13D                Page 3 of 5 Pages
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ITEM 1.  SECURITY AND ISSUER.

         This statement (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Gensym Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 52 Second Ave., Burlington, Massachusetts 01803.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The name of the person filing this Statement is Robert B. Ashton (the "Reporting Person").

     (b) The Reporting Person's address is 6 Occom Ridge, Hanover, NH 03755.

     (c) The present principal occupation of the Reporting Person is that of private investor.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a privately negotiated transaction on October 21, 2003, the Reporting Person purchased an aggregate of 722,400 shares of the Issuer's Common Stock from Special Situations Cayman Fund, L.P and Special Situations Fund III, L.P for an aggregate purchase price of $541,800. This transaction was not memorialized in a formal written agreement. The Reporting Person used personal funds to acquire these shares.

         In addition, prior to October 21, 2003, for an aggregate purchase price of $57,598, the Reporting Person acquired an aggregate of 57,000 shares of the Issuer's Common Stock through a series of open market transactions. The Reporting Person used personal funds to acquire these shares as well.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the shares of the Issuer's Common Stock for the purpose of investment and capital appreciation. The Reporting Person may make additional purchases of shares of the Issuer's Common Stock or other securities of the Issuer in such manner and in such amounts as he determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including his evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market, in private transactions or directly from the Issuer. Alternatively, based on the same factors, the Reporting Person may sell or otherwise dispose of some or all of the shares or any such other securities of the Issuer.

         Except as set forth in the preceding paragraph, the Reporting Person has no current plans, proposals or arrangements which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.

CUSIP No. 37245R107                SCHEDULE 13D                Page 4 of 5 Pages
          ---------                                                ---  ---


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The Reporting Person is the beneficial owner of 779,400 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Such shares constitute approximately 11.1% of the issued and outstanding shares of the Issuer's Common Stock. The Reporting Person possesses the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of these shares.

         (c) The Reporting Person made the following purchases of the Issuer's Common Stock during the past 60 days:


DATE OF PURCHASE   NUMBER OF SHARES   PRICE PER SHARE   AGGREGATE PURCHASE PRICE     MANNER OF PURCHASE
   10/17/2003            5,000             $0.70                 $3,500.00               Open Market
   10/21/2003          187,300             $0.75               $140,475.00           Private Transaction
   10/21/2003          535,100             $0.75               $401,325.00           Private Transaction


         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding or proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

CUSIP No. 37245R107                SCHEDULE 13D                Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  October 28, 2003



/s/ Robert B. Ashton
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Robert B. Ashton